

December 28, 2012

<u>Via E-Mail</u>
James P. Regan
Chief Executive Officer
Dynamics Research Corporation
Two Tech Drive
Andover, Massachusetts, 01810

> **Re: Dynamics Research Corporation**
> **Registration Statement on Form S-1**
> **Filed November 30, 2012**
> **File No. 333-185220**

Dear Mr. Regan:

We have conducted a limited review of your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1.   You state that you are offering to rescind sales of up to 148,466 unregistered shares of your common stock. However, in your most recently filed Form 10-Q, you state that you intend to offer rescission to holders of 72,000 of those shares. Please explain to us why the offering amount disclosed on Form S-1 has been increased from the estimate set forth in your periodic filing. Further, please also explain any impact the increase may have on previously disclosed contingencies.

2.   The inclusion of detailed disclosure regarding the specific interest rates applicable under individual state laws appears excessively detailed for cover page purposes.   Please provide a concise overview of the interest to be offered by stating the minimum and maximum interest rates, stating that the precise interest rate will be determined by the law of the state of residence of the rescinding holder, and provide a cross-reference to the

page number of the summary or question and answer section were the detailed information can be found.

<u>Cautionary Statement Regarding Forward-Looking Statements, page 1.</u>

3.   The disclosures regarding forward-looking statements should be moved to a portion of the prospectus that is not subject to the requirements of Rule 421(d).

<u>Questions and Answers about the Rescission Offer</u>

<u>What will I receive if I accept the rescission offer, page 2</u>

4.   You disclose that you will pay the interest rate required by the shareholders' current state of residence, which ranges from zero to 12%. The cover page of the registration statement appears to indicate that residents of New York would not receive any interest. In light of the fact that Section 12(a)(2) of the Securities Act states that the seller shall be liable for the purchase price of the security, plus interest thereon, please explain the impact of the offer on contingent liabilities under Section 12.

5.   Please tell us whether the state of the shareholder's current residence provides the exclusive governing state law regarding rescission rights. For example, in circumstances where the transaction has a nexus with more than one state, tell us in your response letter why you have concluded that the law of the state of the shareholder's current residence is controlling regarding the applicable interest rate.

6.   You state that with regard to persons that no longer own the unregistered shares, such persons would receive the amount for which they sold the shares, plus statutory interest, minus any amount they received in the sale of the shares. This formula does not appear to take into account the amount the person paid for the securities. Please revise accordingly. Further, please fully clarify how interest is computed with respect to the periods of ownership prior and subsequent to the sale date.

<u>How will shares purchased under the ESPP in July 2007 be treated, page 4</u>

7.   You state that with respect to shares issued in July 2007, you will rescind up to 3,133 shares on a pro rata basis among the holders electing rescission. This pro-rata treatment is based on your assertion that 8,700 of the 11,833 shares issued under the ESPP in July 2007 were "properly registered" under state and federal securities laws and are not subject to this rescission offer. Your statement appears to assume that the offers and sales made during that period are divisible, and may be retroactively evaluated as distinct transactions; yet it appears that the identified offers and sales were not made separately, and instead were effected as a single transaction. Please tell us why you believe that this approach is consistent with the requirements of the Securities Act.

Other

8.   Please briefly disclose why the offer is being made to shareholders at this time. For example, please disclose if the offer is being made to reduce contingent liabilities.

Risk Factors, page 10

9.   In your response letter please provide an analysis of whether the possibility that the offer could be deemed deficient by a state or federal court presents material risks that warrant disclosure.

The Rescission Offer

Effect of Rescission Offer, page 22

10.   You state that should the rescission offer be rejected by any or all offerees, you may continue to be contingently liable under the Securities Act. Please discuss the scope of your extant contingent liability with more specificity.

Incorporation of Certain Documents By Reference, page 38

11.   You limit incorporation by reference of your proxy statement to the portions of that document that are incorporated by reference in your Form 10-K. Please ensure that any proxy or information statement filed since the beginning of the fiscal year that is the subject matter of your most recent annual report is incorporated by reference in its entirety in the Form S-1. Please refer to Item 12(a)(2) of Form S-1.

12.   You state that the reports and other documents that you file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act and prior to the termination of this offering shall be deemed to be incorporated by reference into your prospectus.   Form S-1 only allows historical incorporation by reference and does not allow forward incorporation by reference. For guidance, refer to Section V.B.3.b.ii of SEC Release No. 33-8591. Please revise accordingly.

Undertakings, page II-2

13.   Undertaking (b) does not appear applicable, as Form S-1 does not allow incorporation of subsequent Exchange Act documents by reference. Please revise accordingly.

Exhibit Index

Exhibit 99.1

14.   You state you are offering to buy back shares at the original purchase price plus interest. As noted in comment No. 4, it appears that certain shareholders may not receive any

interest payments. Please ensure that disclosures regarding interest payments, or lack thereof, are consistent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

Please contact Ivan Griswold at (202) 551-3853 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via E-Mail</u>
rlangan@nixonpeabody.com